Filed pursuant to Rule 424(b)(3)
Registration No. 333-169755

PROSPECTUS SUPPLEMENT NO. 1

29,832,949 Shares of Common Stock

of

Guided Therapeutics, Inc.

This prospectus supplement no. 1 supplements and amends the prospectus dated December 8, 2010, which constitutes part of our registration statement on Form S-1 (No. 333-169755) relating to up to 29,832,949 shares of our common stock that may be offered for sale by the stockholders named in the prospectus. This prospectus supplement includes our attached current report on Form 8-K, which was filed with the Securities and Exchange Commission on March 8, 2011.

This prospectus supplement should be read in conjunction with the prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus.

Investing in our common stock involves a high degree of risk. We urge you to carefully read the “Risk Factors” section beginning on page 3 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 8, 2011.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event) March 8, 2011:  March 7, 2011

GUIDED THERAPEUTICS, INC.
 (Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation)	0-22179 (Commission File Number)	58-2029543 (IRS Employer Identification No.)

5835 Peachtree Corners East, Suite D Norcross, Georgia (Address of Principal Executive Offices)	30092 (Zip Code)

Registrant's Telephone Number, Including Area Code:     (770) 242-8723

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions :

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 8.01  (Other Event)

In a press release dated March 7, 2011, Guided Therapeutics, Inc. (OTCBB & OTCQB: GTHP), provided an update on the U.S. Food and Drug Administration (FDA) review process for its premarket approval application (PMA) for the LightTouch™ non-invasive test for the early detection of cervical pre-cancer.  The PMA was accepted for filing as of September 23, 2010.  A copy of the press release is furnished as Exhibit 99.1 hereto and information in the press release is incorporated herein by reference.

Item 9.01  Financial Statements and Exhibits

The following exhibit is furnished with this report:

Exhibit No.	Description
99.1	Press Release Dated March 7, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GUIDED THERAPEUTICS, INC

	By:	/s/ MARK L. FAUPEL
Mark L. Faupel, Ph.D.
CEO & President
Date: March 8, 2011

2

5835 Peachtree Corners East, D - Norcross, GA 30092
Telephone (770) 242-8723 Fax (770) 242-8639

Contacts
Media: Deanne Eagle, Cameron Associates – 917-837-5866
Bill Wells, Guided Therapeutics – 770-242-8723
Investors: Alison Ziegler, Cameron Associates – 212-554-5469

Guided Therapeutics Provides Update on FDA PMA Review of Cervical
Cancer Test

Inspections of Facilities Underway and Questions Submitted by FDA

NORCROSS, GA (March 7, 2011) – Guided Therapeutics, Inc. (OTCBB & OTCQB: GTHP), today provided an update on the U.S. Food and Drug Administration (FDA) review process for its premarket approval application (PMA) for the LightTouch™ non-invasive test for the early detection of cervical pre-cancer.  The PMA was accepted for filing as of September 23, 2010.

The FDA has inspected two clinical trial sites as part of its review process and raised no formal compliance issues.  Advanced Scientifics, Inc. (ASI), the manufacturer of the Company’s single-patient-use disposable patient interface, also reported a successful FDA inspection.

As is typical in the FDA review process, the Company also received a series of questions from the FDA regarding the PMA, covering the clinical trial and various technical issues, for which the Company has 180 days to respond.

“We are pleased with the results of the FDA’s review of our clinical sites and that of our contract manufacturer, ASI,” said Mark L. Faupel, Ph.D., CEO and President of Guided Therapeutics, Inc.  “We fully expect to answer the FDA’s questions in a timely manner. Given the timing of the FDA’s inspections and questions, though, it now appears less likely we will be part of the next Obstetrics and Gynecology Devices Panel meeting, tentatively scheduled for May 19-20, 2011.

“Still, we believe it is possible to meet our target for a year end 2011 or early 2012 launch in the U.S. with the next currently scheduled panel meeting date in September, 2011.  This would assume the FDA’s questions are answered successfully, any additional inspections also are successful and final approval is granted.  Meanwhile, we also continue to work toward an international launch, which could occur prior to approval in the U.S.,” Dr. Faupel said.

About The LightTouch™

The LightTouch, which consists of a base unit and single-patient-use calibration disposable, scans the cervix with light to identify cancer and pre-cancer painlessly and non-invasively.  Guided Therapeutics’ patented biophotonic technology is able to distinguish between normal and diseased tissue by detecting biochemical and morphological changes at the cellular level. Unlike Pap or HPV tests, the LightTouch test does not require laboratory analysis or a tissue sample, is designed to provide results immediately and eliminate costly unnecessary testing.

Guided Therapeutics -- FDA update
March 7, 2011

About Guided Therapeutics

Guided Therapeutics, Inc. (OTCBB & OTCQB: GTHP) is developing a rapid and painless testing platform for the early detection of disease, based on its patented biophotonic technology that utilizes light to detect disease at the cellular level.  The company’s first product, the LightTouch™, is a non-invasive device used to detect cervical disease instantly and at the point of care.  In a multi-center clinical trial, with women at risk for cervical disease, the LightTouch was able to detect cervical cancer up to two years earlier than conventional modalities.  LightTouch is designed to provide an objective result at the point-of-care, thereby improving the management of cervical disease.  Guided Therapeutics has also entered into a partnership with Konica Minolta Opto to develop a non-invasive test for Barrett’s Esophagus using the LightTouch technology platform. For more information, visit: www.guidedinc.com.

The Guided Therapeutics LightTouch™ Non-invasive Cervical Cancer Detection Device is an investigational device and is limited by federal law to investigational use.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995. A number of the matters and subject areas discussed in this news release that are not historical or current facts deal with potential future circumstances and developments. The discussion of such matters and subject areas is qualified by the inherent risks and uncertainties surrounding future expectations generally and also may materially differ from Guided Therapeutics’ actual future experience involving any of or more of such matters and subject areas. Such risks and uncertainties include: the early stage of products in development, the uncertainty of market acceptance of products, the uncertainty of development or effectiveness of distribution channels, the intense competition in the medical device industry, the uncertainty of capital to develop products, the uncertainty of regulatory approval of products, dependence on licensed intellectual property, as well as those that are more fully described from time to time under the heading “Risk Factors” in Guided Therapeutics’ reports filed with the SEC, including Guided Therapeutics’ Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and subsequent quarterly reports.

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